Fly Leasing Reports Fourth Quarter and Full Year 2019 Financial Results

Dublin, Ireland, February 27, 2020 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the fourth quarter and full year of 2019.

Fourth Quarter 2019 Highlights

•	Net income of $75.2 million, $2.43 per share
•	Adjusted Net Income of $77.0 million, $2.49 per share
•	Return on equity of 35.9%, Adjusted return on equity of 36.7%
•	Sold ten aircraft for an economic gain of $62.7 million, a 31% premium to book value
•	Purchased seven aircraft for $217.0 million

2019 Full Year Highlights

•	Net income of $225.9 million, $7.12 per share
•	Adjusted Net Income of $245.9 million, $7.75 per share
•	Return on equity of 29.2%, Adjusted return on equity of 31.8%
•	Sold 35 aircraft for an economic gain of $149.1 million, an 18% premium to book value
•	$28.42 book value per share at year end, a 32% increase since December 31, 2018
•	Net debt to equity ratio of 2.3x

“FLY is reporting record financial outcomes for the fourth quarter and full year 2019 along with adjusted returns on equity of more than 30% in both the quarter and full year,” said Colm Barrington, FLY’s Chief Executive Officer. “At year end, our book value per share was $28.42, which was a 32% increase in the year. Our leverage was reduced to 2.3x at year end, down from 4.0x at the beginning of the year.”

“Our aircraft sales in 2019 demonstrated the value in our balance sheet, reduced lessee concentration, generated cash and reduced our leverage,” added Barrington. “In the year we sold 35 aircraft with an average age of over 10 years, generating an economic gain of nearly $150 million, which was an 18% premium to book value.”

“FLY remains well positioned for a period of fleet enhancement as we continue to take delivery of our committed pipeline of new, fuel-efficient and low polluting Airbus A320neo family aircraft and pursue other opportunities to acquire attractive aircraft,” said Barrington. “FLY has a strong balance sheet and ample financial capacity to support the acquisition of both our committed deliveries and additional aircraft that we expect to acquire this year.”

Financial Results

FLY is reporting net income of $75.2 million, or $2.43 per share, for the fourth quarter of 2019. This compares to net income of $31.0 million, or $0.95 per share, for the same period in 2018.

Net income for the year ended December 31, 2019 was $225.9 million, or $7.12 per share, compared to net income of $85.7 million, or $2.88 per share, for the year ended December 31, 2018.

Adjusted Net Income

Adjusted Net Income was $77.0 million for the fourth quarter of 2019, compared to $30.8 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $2.49 in the fourth quarter of 2019, compared to $0.94 for the fourth quarter of 2018.

For the year ended December 31, 2019, Adjusted Net Income was $245.9 million, or $7.75 per share, compared to $91.2 million, or $3.06 per share, for the same period last year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Share Repurchases

During the year ended December 31, 2019, FLY repurchased 2.0 million shares at an average price of $16.29 per share, for a total cost of $32.8 million. As of December 31, 2019, FLY had 30.9 million shares outstanding and had $50.0 million remaining under its share repurchase authorization.

Financial Position

At December 31, 2019, FLY’s total assets were $3.7 billion, including investment in flight equipment totaling $3.2 billion. Total cash at December 31, 2019 was $338.3 million, of which $285.6 million was unrestricted. The book value per share at December 31, 2019 was $28.42, a 32% increase since December 31, 2018. At December 31, 2019, FLY’s net debt to equity ratio was 2.3x, reduced from 4.0x at December 31, 2018.

Aircraft Portfolio

At December 31, 2019, FLY’s portfolio consisted of 89 aircraft, six of which were classified as flight equipment held for sale, and seven engines. FLY’s aircraft and engines were on lease to 41 airlines in 24 countries. The table below does not include engines.

Portfolio at	Dec. 31, 2019		Dec. 31, 2018
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A320ceo Family	34	28%	55	38%
Airbus A320neo Family	1	2%	—	—
Airbus A330	3	6%	3	5%
Airbus A340	—	—	2	1%
Boeing 737NG	42	37%	42	32%
Boeing 737 MAX	2	3%	2	3%
Boeing 757-SF	1	<1%	3	1%
Boeing 777-LRF	2	10%	2	8%
Boeing 787	4	14%	4	12%
Total(1)	89	100%	113	100%

(1) Includes six aircraft and twelve aircraft classified as flight equipment held for sale at December 31, 2019 and December 31, 2018, respectively.

At December 31, 2019, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 7.6 years. The average remaining lease term was 5.3 years, also weighted by net book value. At December 31, 2019, FLY’s portfolio, excluding aircraft held for sale, was generating annualized rental revenue of approximately $332 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, February 27, 2020. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 8991734. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited

Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31,		Year ended Dec. 31,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Audited)	2018 (Audited)
Revenues
Operating lease rental revenue	$88,622	$112,159	$391,142	$389,350
End of lease income	48,394	4,264	78,781	20,333
Amortization of lease incentives	(1,237)	(2,614)	(5,590)	(9,738)
Amortization of lease discounts and other	39	(42)	66	(431)
Operating lease revenue	135,818	113,767	464,399	399,514
Finance lease revenue	149	163	618	675
Equity earnings (loss) from unconsolidated subsidiary	(10)	56	2,717	(54)
Gain on sale of aircraft	14,691	7,874	97,323	13,398
Interest and other income	3,606	445	9,967	4,766
Total revenues	154,254	122,305	575,024	418,299
Expenses
Depreciation	32,029	39,887	140,798	144,084
Interest expense	29,935	40,703	137,133	144,742
Selling, general and administrative	9,131	8,487	35,304	31,185
Loss (gain) on derivatives	(89)	233	2,720	(2,382)
Loss on modification and extinguishment of debt	4,260	1,016	9,590	2,474
Maintenance and other costs	229	510	3,075	2,547
Total expenses	75,495	90,836	328,620	322,650
Net income before provision for income taxes	78,759	31,469	246,404	95,649
Provision for income taxes	3,601	460	20,527	9,926
Net income	$75,158	$31,009	$225,877	$85,723
Weighted average number of shares
- Basic	30,898,410	32,650,019	31,607,781	29,744,083
- Diluted	30,903,313	32,661,240	31,715,469	29,783,904
Earnings per share
- Basic	$2.43	$0.95	$7.15	$2.88
- Diluted	$2.43	$0.95	$7.12	$2.88

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	Dec. 31, 2019 (Audited)	Dec. 31, 2018 (Audited)
Assets
Cash and cash equivalents	$285,565	$180,211
Restricted cash and cash equivalents	52,738	100,869
Rent receivables	14,264	9,307
Investment in finance lease, net	11,639	12,822
Flight equipment held for sale, net	144,119	259,644
Flight equipment held for operating lease, net	2,720,000	3,228,018
Maintenance rights	290,958	298,207
Deferred tax asset, net	11,675	6,505
Fair value of derivative assets	4,824	5,929
Other assets, net	129,377	124,960
Total assets	$3,665,159	$4,226,472
Liabilities
Accounts payable and accrued liabilities	$22,746	$23,146
Rentals received in advance	16,391	21,322
Payable to related parties	10,077	4,462
Security deposits	40,726	60,097
Maintenance payment liability, net	219,371	292,586
Unsecured borrowings, net	619,407	617,664
Secured borrowings, net	1,695,525	2,379,869
Deferred tax liability, net	57,935	36,256
Fair value of derivative liabilities	27,943	8,558
Other liabilities	76,761	80,402
Total liabilities	2,786,882	3,524,362
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 30,898,410 and 32,650,019 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	31	33
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	516,254	549,123
Retained earnings	380,392	154,347
Accumulated other comprehensive loss, net	(18,400)	(1,393)
Total shareholders’ equity	878,277	702,110
Total liabilities and shareholders’ equity	$3,665,159	$4,226,472

Fly Leasing Limited

Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Year ended Dec. 31,
	2019 (Audited)	2018 (Audited)
Cash Flows from Operating Activities
Net income	$225,877	$85,723
Adjustments to reconcile net income to net cash flows provided by operating activities:
Finance lease revenue	(618)	(675)
Equity in (earnings) loss from unconsolidated subsidiary	(2,717)	54
Gain on sale of aircraft	(97,323)	(13,398)
Depreciation	140,798	144,084
Amortization of debt discounts and debt issuance costs	9,906	9,455
Amortization of lease incentives and other items	6,152	11,409
Loss on modification and extinguishment of debt	9,590	2,474
Unrealized foreign exchange gain	(271)	(563)
Provision for deferred income taxes	20,449	9,864
Loss (gain) on derivative instruments	3,224	(1,269)
Security deposits and maintenance payment liability recognized into earnings	(47,890)	(15,597)
Distributions from unconsolidated subsidiary	2,727	2,131
Cash receipts from maintenance rights	4,637	3,013
Changes in operating assets and liabilities:
Rent receivables	(10,668)	(12,866)
Other assets	(2,160)	(4,119)
Payable to related parties	5,615	2,378
Accounts payable, accrued liabilities and other liabilities	4,842	18,982
Net cash flows provided by operating activities	272,170	241,080
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	2,639	3,103
Rent received from finance lease	1,800	1,800
Net payments for derivative settlements	(3,208)	—
Investment income from equity certificates	1,603	—
Purchase of equity certificates	(10,481)	(5,747)
Purchase of flight equipment	(319,995)	(934,481)
Proceeds from sale of aircraft, net	824,116	177,702
Capitalized interest on Portfolio B order book	(4,893)	—
Purchase price allocated to Portfolio B order book value	—	(80,450)
Payments for aircraft improvement	(8,085)	(6,779)
Payments for lessor maintenance obligations	(2,110)	(8,601)
Net cash flows provided by (used in) investing activities	481,386	(853,453)

	Year ended Dec. 31,
	2019 (Unaudited)	2018 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	4,369	15,042
Security deposits returned	(4,617)	(8,716)
Maintenance payment liability receipts	60,744	84,102
Maintenance payment liability disbursements	(22,567)	(15,495)
Net swap termination payments	—	1,801
Debt modification and extinguishment costs	(2,052)	301
Debt issuance costs	(342)	(3,619)
Proceeds from secured borrowings	—	826,396
Repayment of secured borrowings	(698,989)	(482,703)
Net proceeds from shares issued	—	19,624
Shares repurchased	(32,871)	—
Net cash flows (used in) provided by financing activities	(696,325)	436,733
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(8)	(95)
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	57,223	(175,735)
Unrestricted and restricted cash and cash equivalents at beginning of year	281,080	456,815
Unrestricted and restricted cash and cash equivalents at end of year	$338,303	$281,080

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$285,565	$180,211
Restricted cash and cash equivalents	52,738	100,869
Unrestricted and restricted cash and cash equivalents	$338,303	$281,080

Fly Leasing Limited

Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31,		Year ended Dec. 31,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Net income	$75,158	$31,009	$225,877	$85,723
Adjustments:
Unrealized foreign exchange loss (gain)	178	(187)	(271)	(668)
Deferred income taxes	4,486	227	20,449	9,864
Fair value changes on undesignated derivatives	(2,794)	(286)	(176)	(3,732)
Adjusted Net Income	$77,028	$30,763	$245,879	$91,187
Average Shareholders’ Equity	$838,525	$692,124	774,145	614,344
Adjusted Return on Equity	36.7%	17.8%	31.8%	14.8%

Weighted average diluted shares outstanding	30,903,313	32,661,240	31,715,469	29,783,904
Adjusted Net Income per diluted share	$2.49	$0.94	$7.75	$3.06

FLY defines Adjusted Net Income as net income plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.